Exhibit 12.2

PNM RESOURCES, INC. AND SUBSIDIARIES

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(In thousands, except ratio)

	Three Months Ended March 31, 2011	Year Ended December 31,
		2010	2009	2008	2007	2006
Combined fixed charges and preferred stock dividends, as defined by the Securities and Exchange Commission:

Interest expensed and capitalized	$30,132	$123,633	$123,833	$134,958	$124,299	$135,819
Amortization of debt premium, discount and expenses	913	4,627	5,430	6,386	6,566	4,729
Interest from discontinued operations (including capitalized interest)	—	—	1,027	13,758	12,546	11,790
Estimated interest factor of lease rental charges	1,726	6,888	7,034	7,894	8,804	7,124
Preferred dividend requirements of subsidiary	195	1,075	759	689	556	798

Total Fixed Charges	32,966	136,223	138,083	163,685	152,771	160,260

Preferred stock dividend requirements	882	4,865	3,433	780	—	—

Total Combined Fixed Charges and Preferred Stock Dividends	$33,848	$141,088	$141,516	$164,465	$152,771	$160,260

Earnings, as defined by the Securities and Exchange Commission:

Earnings (loss) from continuing operations before income taxes and non-controlling interest	$29,458	$(63,379)	$94,751	$(388,381)	$63,112	$164,018
(Earnings) loss of equity investee	—	15,223	30,145	29,687	(7,581)	—

Earnings (loss) from continuing operations before income taxes, non-controlling interest, and investee earnings	29,458	(48,156)	124,896	(358,694)	55,531	164,018
Fixed charges as above	32,966	136,223	138,083	163,685	152,771	160,260
Interest capitalized	(572)	(3,401)	(7,743)	(8,849)	(10,740)	(6,503)
Non-controlling interest in earnings of Valencia	(3,183)	(13,563)	(11,890)	(7,179)	—	—
Preferred dividend requirements of subsidiary	(195)	(1,075)	(759)	(689)	(556)	(798)

Earnings Available for Combined Fixed Charges and Preferred Stock Dividends	$58,474	$70,028	$242,587	$(211,726)	$197,006	$316,977

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.73	0.50 [1]	1.71	N/M [2]	1.29	1.98

[1]

The shortfall in the earnings available for combined fixed charges and preferred stock divendends to achieve a ratio of earnings to combined fixed charges and preferred stock dividends of 1.00 amounted to $71.1 million for the year ended December 31, 2010. Earnings (loss) from continuing operations before income taxes and non-controlling interest includes a pre-tax loss of $188.2 million due to the impairment of PNMR’s investment in an equity investee. If that loss were excluded, the ratio of earnings to combined fixed charges and preferred stock dividends would have been 1.83.

[2]

The ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2008 is not meaningful since earnings available for combined fixed charges and preferred stock dividends is negative. The shortfall in the earnings available for combined fixed charges and preferred stock dividends to achieve a ratio of earnings to combined fixed charges and preferred stock dividends of 1.00 amounted to $376.2 million for the year ended December 31, 2008.